Via EDGAR Submission

February 28, 2024

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Michael Volley

Amit Pande

John Stickel

James Lopez

Re: Marblegate Capital Corp

Amendment No. 4 to Draft Registration Statement on Form S-4

Submitted December 22, 2023

CIK No. 0001965052

Dear Michael Volley, Amit Pande, John Stickel and James Lopez:

On behalf of Marblegate Capital Corporation, a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 8, 2024, regarding the Company’s Amendment No. 4 to the Draft Registration Statement on Form S-4 confidentially submitted to the Commission on December 22, 2023 (the “Amended DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. We also respectfully advise the Staff that the Company submitted Amendment No. 5 to the Draft Registration Statement on Form S-4 on February 14, 2024 (“Amendment No. 5”). Once the financial statements for the fiscal year ended December 31, 2023 are finalized, the Company intends to file Amendment No. 6 to the Draft Registration Statement on Form S-4 (“Amendment No. 6”), which, to the extent there are proposed revisions in the responses below, would relate to the proposed revisions to Amendment No. 5 to be reflected in Amendment No 6.

Amendment No. 4 to Draft Registration Statement on Form S-4

DePalma, page 23

1.

We note your disclosure that, “MAM has an indirect controlling interest in the DePalma Companies by virtue of its role as a registered investment advisor that receives management fees for investment management services that it performs for investors in various investment partnerships.” Please provide us your accounting analysis that details the key facts, judgments and specific accounting guidance that you considered in making your determination that MAM had an indirect controlling interest in the DePalma companies.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Marblegate Asset Management, LLC (“MAM”) serves as the investment manager to the six fund families

(delineated below in the response to Comment 2) that collectively own the DePalma Companies. Pursuant to various investment management agreements with each of these funds, MAM contractually has the ability to direct and oversee the management of each of the funds it manages as it relates to operational decisions, investment mandates, and its overall policies of such funds. In particular, MAM has the ability to make investment decisions, manage banking and third-party relationships, negotiate contracts, oversee tax filings, maintain principal records, communicate with investors, as well as facilitate movements of cash on behalf of each of the funds it manages. The DePalma Companies do not have a direct contractual relationship with MAM, however, the governing LLC Agreements of the DePalma Companies provide that they are member-managed, and the members of each are the funds managed by MAM. By virtue of its ownership structure and governance agreements, MAM has the ability to make all investment decisions on behalf of the DePalma Companies. ASC 810 defines a subsidiary as an entity in which a parent has a controlling financial interest, either through voting interests or other means such as variable interests. Under ASC 810, there are two models for consolidation: (1) the “Voting Model” and (2) the “Variable Interest Entity (“VIE”) Model.” Under the Voting Model, ownership of more than 50% voting interest is the usual determining factor for a controlling financial interest. Under the VIE Model, a controlling financial interest is determined based on which reporting entity, if any, has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. This power to direct the significant activities of a VIE could be through a variety of equity, contractual or other interests, collectively known as “variable interests.” While MAM does not have any ownership in the DePalma Companies directly, management considered several factors to determine whether MAM would be deemed to have a direct or indirect controlling interest in the DePalma Companies through variable interests.

As noted above, MAM has the ability to make all investment decisions on behalf of the DePalma Companies in its role as Investment Manager and therefore, has the power to direct the activities of the DePalma Companies that most significantly impact the DePalma Companies economic performance. The management fee earned by MAM in its role as Investment Manager is not charged to the DePalma Companies but rather to each of the six fund families that own the DePalma Companies. The majority of these funds have multiple investments in addition to the DePalma Companies, and the management fee is not pushed down to the DePalma Companies. The management fee varies for each fund but does not exceed 2% of net assets in any scenario. Management considered ASC 810-10-55-37, which provides three conditions must all be met to conclude that fees received by an entity’s decision makers or service providers do not represent variable interests: (i) the fees are compensation for services provided and are commensurate with the level of effort required to provide those services; (ii) the service arrangement includes only terms, conditions or amounts that are customarily present in arrangements for similar services negotiated at arm’s-length; and (iii) the decision maker or service provider (and its related parties or de facto agents) does not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns. Given that the terms, conditions and amounts are customarily present in arrangements for similar services and that the fee is commensurate with the level of effort required to provide the investment management services, Management determined the fee is not a variable interest individually. However, Management further evaluated to determine if MAM held other direct or indirect interests in the DePalma Companies that individually, or in the aggregate, would absorb more than an insignificant amount of the DePalma Companies expected residual returns.

Management considered the incentive allocation and carried interest distributions (collectively, the “Incentive”) charged or received by the general partner, a related party of MAM, for each of the funds based on their level of profitability. The Incentive terms vary by fund and by class of partnership interest, however in general, 80% of any net profit shall be allocated to the limited partners and 20% of the net profit shall be allocated to the general partner (and in the case of most of the funds, after the limited partners have received back their initial capital plus a preferred return). The Incentive in most of the funds is in the form of carried interest distributions typical of private equity funds and is cumulative over the life of such funds. Similar to the investment management fee, the Incentive is not charged to or paid by the DePalma Companies but rather each of the six fund families that own the DePalma Companies. Most of these funds have multiple investments in addition to the DePalma Companies, and the Incentive Allocation is not pushed down to the DePalma Companies. While the percentage of net profit that is due to the general partner of those funds can be significant, the amount is not certain to be earned, as there are no assurances the funds will earn a profit over their lifespan. In addition, the net profit is determined by all investments within the fund, of which, in most cases, the DePalma Companies only represent a minority portion. The DePalma Companies’ level of profitability does not directly result in the Incentive being distributed or not to the general partner. As such, Management determined that the Incentive does not individually, or in the aggregate, have the ability to absorb more than an insignificant amount of the DePalma Companies expected residual returns.

As a result, although MAM has the power through its role as Investment Manager to direct all the significant activities of the DePalma Companies, MAM does not have an obligation to absorb losses or a right to receive benefits from the DePalma Companies that could be significant. Therefore, MAM does not have a direct controlling interest or an indirect controlling interest in the DePalma Companies. The Company further advises the Staff that, in Amendment No. 6, it intends to revise the disclosure contained on pages 21, 34, 36 37, 80, 116, 140, 148 and 243 of Amendment No. 5 to clarify that MAM has an indirect interest in the DePalma Companies, as reflected in the example below:

“• The fact that Andrew Milgram, the CEO of MAC and the Managing Partner and CEO of DePalma, and Paul Arrouet, the President of MAC, are the indirect majority owners ~~and controlling members~~ of MAM, MAM has an indirect ~~controlling~~ interest in the DePalma Companies, MAM is the managing member of the Sponsor, and MAM and its affiliates receive fees from the funds who are members of the DePalma Companies, although the DePalma Companies have no obligation to pay fees to MAM. As a result of the Business Combination, MAM will indirectly receive fees pursuant to the MSA with New MAC. In addition, as a result of Andrew Milgram and Paul Arrouet having an indirect ~~controlling~~ interest in both MAC and the DePalma Companies, they will benefit from the Business Combination through their affiliation with DePalma as well as MAC.”

2.

Please tell us if you believe that DePalma I and II are affiliates when applying the guidance in ASC 946 (e.g., ASC 946-10-15-6.b). Please tell us how you considered whether DePalma I and II were under common control. Please include all relevant accounting guidance you considered in making your determinations.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the DePalma Companies are not entities under common control. Pursuant to the FASB Codification Master Glossary, an affiliate is defined as “a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity.” Under ASC 805, “control” has the same meaning as “controlling financial interest.” The FASB Codification Master Glossary does not specifically define common control, however, paragraph BC69 of Accounting Standards Update 2015-02 states entities under common control would include “subsidiaries controlled (directly or indirectly) by a common parent, or a subsidiary and its parent.” As shown on the Structure Chart annexed hereto, the DePalma Companies are ultimately owned by the same six families of master funds (see Legend on Structure Chart depicting the six families of funds), each of which feeds up to the same feeder funds (depicted as triangles on the top row of the Structure Chart) and is ultimately owned by various unrelated third party investors. The six families of master funds are as follows: (i) Marblegate Special Opportunities Master Fund, L.P. (owned by two feeder funds) which invests into DePalma I, and its subsidiary DePalma Dispatch, Inc., a blocker corporation used to invest into DePalma II, (ii) Marblegate Strategic Opportunities Master Fund I, LP (ultimately owned by one feeder fund), (iii) Marblegate Partners Master Fund I, L.P., which invests in DePalma I, and

Marblegate Partners Master Fund II, L.P., which is used to invest in DePalma II, both of which are ultimately owned by the same two feeder funds, (iv) Marblegate Tactical Master Fund I, L.P., which invests in DePalma I, and Marblegate Tactical Master Fund II, L.P., which is used to invest in DePalma II, both of which are ultimately owned by the same feeder fund, (v) Marblegate Cobblestone Master Fund I, LP (owned by one feeder fund), and (vi) Marblegate Tactical III Master Fund I, L.P, which invests in DePalma I, and Marblegate Partners Tactical III Master Fund II, L.P, which is used to invest in DePalma II, both of which are ultimately owned by the same two feeder funds. The six families of Master Funds referenced above each ultimately own approximately 12.9%, 18.3%, 5.3%, 16.3%, 12.7%, and 34.5%, respectively, of each of DePalma I and DePalma II. There is no material common ownership amongst the six families of Marblegate funds that own the DePalma Companies. While each shares the Marblegate name, the only relation among these entities is that they share the same investment manager, MAM, and some of these entities share the same general partner. Further, there are multiple third-party investors within each of these funds which are the ultimate owners of the DePalma Companies. Therefore, the DePalma Companies exhibit a high degree of common ownership, however, the DePalma Companies are not under common control. As such, Management does not believe that DePalma I and DePalma II are affiliates when applying the guidance in ASC 946.

3.

If you believe that DePalma I and II are affiliates, please tell us if you believe the guidance in ASC 946-10-15-6.b results in both entities failing to meet the fundamental characteristics of an investment company if either entity fails to meet the criteria.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff it does not believe that DePalma I and DePalma II are affiliates based on management’s analysis as discussed in the responses to Comment 1 and Comment 2.

Additionally, the Company respectfully informs the staff that the public offering is for shares that will directly own DePalma I and DePalma II and none of the funds in the structure chart are being offered. Upon successful completion of the business combination, DePalma I and DePalma II will be majority owned by Marblegate Capital Corp. (“MCC”), which will be subject to its own investment management agreement with MAM. Therefore, DePalma I and DePalma II will be under common control.

As previously noted, both DePalma I and DePalma II are treated as investment companies under ASC 946. If, in the future, one of these entities does not qualify as an investment company under ASC 946, DePalma I and DePalma II will be consolidated under MCC, and the investment company assessment under ASC 946 will take place at the MCC level. ASC 946-10-55-4 states an investment company should have no substantive activities other than its investing activities. ASC 946-10-55-5 further clarifies that an investment company may provide substantive investing-related services, directly or indirectly through an investment in an entity that provides those services, if the substantive services are provided to the investment company only. As such, MCC would evaluate the activities performed by either DePalma I or DePalma II to determine if such services represent a substantive activity that precludes MCC from qualifying as an investment company.

Note 5. Related Party Transactions, page F-7

4.

We note your disclosure of the nine funds that own DePalma I and II on page 3 in your definition of DePalma Equityholders. Those nine funds are consistent with your response to comment 43 in your response letter dated June 30, 2023 that indicates that different sets of funds own DePalma I and DePalma II. Since it appears that different sets of funds own DePalma I and DePalma II, please tell us why you disclose here and elsewhere in the filing that DePalma I and DePalma II are under the same ownership. Please revise your disclosure as needed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as discussed in the response to Comment 2 above, DePalma I and DePalma II are ultimately owned by the same six families of master funds, each of which feeds up to the same feeder funds, and is ultimately owned by various unrelated third-party investors. There are multiple third-party investors within each of these funds which are the ultimate owners of the DePalma Companies, however, there is no material common ownership amongst the six families of Marblegate funds that own the DePalma Companies. Therefore, the DePalma Companies exhibit a high degree of common ownership, however, the DePalma Companies are not under common control.

The Company further advises the Staff that, in Amendment No. 6, it intends to revise the relevant disclosure contained on pages 3, 37, 80 and 140 of Amendment No. 5 as follows.

““DePalma Equityholders” means Marblegate Special Opportunities Master Fund, L.P., as the Master Fund, DePalma Dispatch Inc., a blocker entity 100% owned by the Master Fund, Marblegate Partners Master Fund I L.P., Marblegate Partners Master Fund II L.P., Marblegate Strategic Opportunities Master Fund I L.P., Marblegate Tactical Master Fund I L.P., Marblegate Tactical Master Fund II L.P., Marblegate Tactical III Master Fund I L.P., Marblegate Tactical III Master Fund II L.P., and Marblegate Cobblestone Master Fund I L.P. (and their respective feeder funds and affiliates).”

“• ~~The~~One of the DePalma Equityholders, the Master Fund, ~~along with several affiliated funds (collectively, the “DePalma Equityholders”), owns the DePalma Companies in addition to being~~is also the majority member of the Sponsor in addition to being an owner of the DePalma Companies.”

In addition, the Company directs the Staff to the structure chart attached hereto as Exhibit A (the “Structure Chart”), which shows that ownership flows from the six families of funds (each of which is color-coded) up to the same beneficial owners in both DePalma I and DePalma II.

Note 9. Related Party Transactions, page F-139

5.

We note your disclosure on page 193 that, “due to some member sensitivities around effectively connected income, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) by DePalma I to the respective members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, which is less sensitive to effectively connected income.” Given that different sets of funds own DePalma I and DePalma II, please tell us in additional detail how the distribution and recontribution of medallions works between the funds that only have ownership in one DePalma entity.

Response:

The Company respectfully directs the Staff to the Structure Chart, which reflects that ownership flows up to the same ultimate beneficial owners (as depicted by the feeder funds) in both DePalma I and DePalma II. In-kind distributions of medallions are made from DePalma I all the way up to the feeder funds that are shown in the Structure Chart. The feeder funds then make an in-kind contribution to their respective master fund that invests in the DePalma II structure and the medallions continue to be contributed through the intermediate entities in the Structure Chart (if applicable) until they reach DePalma II.

Additionally, the Company respectfully informs the Staff that the public offering is for shares that will directly own DePalma I and DePalma II and none of the funds in the Structure Chart are being offered.

6.

We note your disclosure on page F-115 that, “the fund Members of DePalma II have embedded in their fund structures a subchapter C corporation interposed within the applicable fund’s structure, in which the corporation pays corporate level tax.” Please provide us the organizational chart for DePalma II that shows where the subchapter C corporation is located and tell us how that structure will “block” receipt of effectively connected income by the Funds that are sensitive to effectively connected income.

Response:

The Company notes the Staff’s comment and respectfully directs the Staff to the Structure Chart. Each intermediate vehicle in a rectangular shape is treated as a C corporation for U.S. tax purposes. The master funds that own DePalma II in the Structure Chart are treated as partnerships for U.S. tax purposes. In this structure, DePalma II, which is an LLC and treated as a partnership for tax purposes, does not pay tax and would issue K-1s to the master funds that hold DePalma II. Each of the master funds would then issue a K-1 to the intermediate blocker vehicles. The intermediate blocker vehicles, each of which is taxed as a corporation, then pick up the flow-through income (effectively connected income or “ECI”) in their respective corporate tax returns. As a result of the blocker vehicles paying the applicable corporate tax, the underlying investors in the feeder fund partnerships are not subject to flow-through ECI (thus, the tax is “blocked”).

Additionally, the Company respectfully informs the Staff that the public offering is for shares that will directly own DePalma I and DePalma II and none of the funds in the Structure Chart are being offered. Furthermore, DePalma I and II will be majority-owned by MCC, which will be a C corporation for US tax purposes and will file its own tax return and pay taxes. Therefore, no holders of MCC will be subject to flow-through ECI from the corporate structure.

*  *  *  *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

Exhibit A

Structure Chart

(Attached)

MARBLEGATE

DePalma Taxi Investment Funds Structure Chart

Legend:

- Feeder Funds Taxed as Partnership
- Blockers Taxed as Corporation
- Master Funds Taxed as Partnership
- Tactical II
- Cobblestone
- Tactical III
- Strategic Ops
- Partners I
- Special Ops

Individual Investors
Marblegate Cobblestone Fund I, L.P.
MG Cobblestone I, LLC (ECI Blocker)
Marblegate Cobblestone Master Fund I, L.P.
DePalma Acquisition I LLC
DePalma Acquisition II LLC
Medallion-secured loans (non-ECI)
Medallions in various LLCs (ECI)
Individual Investors
Marblegate Tactical Opportunities Fund III Onshore, L.P.
Marblegate Tactical Opportunities Fund III Offshore, L.P.
MG Tactical III (Cayman), Ltd. (Non-ECI Blocker)
MG Tactical III (US), LLC (ECI Blocker)
Marblegate Tactical III Master Fund I L.P.
Marblegate Tactical III Master Fund I L.P.
DePalma Acquisition I LLC
DePalma Acquisition II LLC
Medallion-secured loans (non-ECI)
Medallions in various LLCs (ECI)
Individual Investors
Marblegate Strategic Opportunities Fund I, LP
MG Strategic Opportunities I, LLC (ECI Blocker)
Marblegate Strategic Opportunities Master Fund I L.P.
DePalma Acquisition I LLC
DePalma Acquisition II LLC
Medallion-secured loans (non-ECI)
Medallions in various LLCs (ECI)
Individual Investors
Marblegate Partners Onshore Fund I L.P.
Marblegate Partners Offshore Fund I L.P.
MG Partners I (Cayman), Ltd. (Non-ECI Blocker)
MG Partners (US), LLC (ECI Blocker)
Marblegate Partners Master Fund I L.P.
Marblegate Partners Master Fund II L.P.
DePalma Acquisition I LLC
DePalma Acquisition II LLC
Medallion-secured loans (non-ECI)
Medallions in various LLCs (ECI)
Individual Investors
Marblegate Tactical Opportunities Fund II Offshore L.P.
MG Tactical (Cayman), Ltd. (Non-ECI Blocker)
MG Tactical (US), LLC (ECI Blocker)
Marblegate Tactical Master Fund I LP
Marblegate Tactical Master Fund II, LP
DePalma Acquisition I LLC
DePalma Acquisition II LLC
Medallion-secured loans (non-ECI)
Medallions in various LLCs (ECI)
Individual Investors
Marblegate Special Opportunities Fund, L.P.
Marblegate Special Opportunities Fund, Ltd.
Marblegate Special Opportunities Master Fund L.P.
MGBL Finance Kft
DePalma Dispatch Inc. (US) C Corp ECI Blocker
DePalma Acquisition I LLC
DePalma Acquisition II LLC
Medallion-secured loans (non-ECI)
Medallions in various LLCs